UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                               December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation
802 Main Street
West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Virginia Bankers Association Defined Contribution
Plan for Citizens and Farmers Bank
West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
June 29, 2011

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value	$12,621,486	$10,660,413

Receivables:
Dividends	6,198	5,369
Employer contributions	- -	14,207
Employee contributions	- -	21,631
Notes from participants	131,549	78,668
	137,747	119,875

Cash	68,383	97,655

Net assets available for benefits at fair value	12,827,616	10,877,943

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,997)	45,010

Net assets available for benefits	$12,810,619	$10,922,953

See Notes to Financial Statements

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets
Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:

Net appreciation in fair value of investments	$1,192,091	$2,151,641
Interest and dividends	192,818	141,434
	1,384,909	2,293,075

Interest income on notes from participants	4,237	6,307

Contributions:
Employer	427,805	408,510
Participants	661,793	651,518
Rollover contributions	63,534	206,683
	1,153,132	1,266,711

Net additions	2,542,278	3,566,093

Deductions from net assets attributed to:
Benefits paid to participants	643,090	839,033
Administrative expenses	11,522	18,873
	654,612	857,906

Net increase in net assets available for benefits	1,887,666	2,708,187

Net assets available for benefits:
Beginning of period	10,922,953	8,214,766

End of period	$12,810,619	$10,922,953

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code).  The Plan was established for the benefit of substantially all full time employees electing to participate in the Plan.  Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan.  The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors.  This contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants.  There were no discretionary profit sharing contributions approved by the Board of Directors during the plan years ended December 31, 2010 and 2009.  Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any) and Plan earnings (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses.  Forfeitures are used to reduce the contributions required to be made by the Bank.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements
Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon.  Vesting in the portion of their accounts contributed by the Bank is based on years of vested service.  Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants.  Participants are given the option to direct account balances and all contributions made into approximately 21 separate investment options consisting of managed, indexed or individual equity or fixed income funds.  Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock).  Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions.  Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.  This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated either as a transfer to the investment fund(s) from the Participant Notes Fund or as a transfer from the investment fund(s) to the Participant Notes Fund.  Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes.  The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date.  A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding.  A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

Notes to Financial Statements

With regard to Roth 401(k) account balances, distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½.  To withdraw the Roth 401(k) account earnings on a tax-free basis, the distribution must occur after five years from starting the Roth 401(k) account and the participant must have attained age 59½.  A participant’s death or disability also qualifies for a tax-free distribution.  If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2010 and 2009, forfeited nonvested account balances totaled $24,209 and $54,861, respectively.  These accounts were used to reduce the contributions required to be made by the Bank in 2011 and 2010.

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.

Change in Accounting Principle

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-25, Plan Accounting – Defined Contribution Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of ASU 2010-25.  The adoption of ASU 2010-25 resulted in a reclassification of participant loans totaling $78,668 from investments to notes receivable from participants as of December 31, 2009.  There was no impact to the net assets as of December 31, 2009 as a result of the adoption of ASU 2010-25.

Note 3.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below.

Notes to Financial Statements

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

  Inputs to the valuation methodology include:
•   Quoted prices for similar assets or liabilities in active markets;
•   Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability;
•   Inputs that are derived principally from or corroborated by observable market days by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual Funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Employer Common Stock:  Valued at the closing price reported on the active market on which the Employer Common Stock was traded.

Guaranteed Investment Contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  Refer to Note 5.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$8,752,000	$--	$--	$8,752,000
Fixed Income Funds	2,212,358	--	--	2,212,358
Total Mutual Funds	10,964,358	--	--	10,964,358
Employer Common Stock	553,132	--	--	553,132
MetLife Guaranteed Investment Contract (Note 5)	--	--	1,103,996	1,103,996
Total Assets at Fair Value	$11,517,490	$--	$1,103,996	$12,621,486

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$7,088,652	$--	$--	$7,088,652
Fixed Income Funds	1,654,197	--	--	1,654,197
Total Mutual Funds	8,742,849	--	--	8,742,849
Employer Common Stock	410,476	--	--	410,476
MetLife Guaranteed Investment Contract (Note 5)	--	--	1,507,088	1,507,088
Total Assets at Fair Value	$9,153,325	$--	$1,507,088	$10,660,413

The table below sets forth a summary of changes in the fair value of the Plan’s guaranteed investment contract, which is the Plan’s only Level 3 asset, for the years ended December 31, 2010 and 2009.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance at beginning of period	$1,507,088	$1,511,713
Appreciation in fair value of instrument during the year, including gains and losses on investments bought and sold	46,600	51,960
Purchases, sales, issuances and settlements (net)	(449,692)	(56,585)
Balance at end of period	$1,103,996	$1,507,088

Notes to Financial Statements
Note 4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31,
2010

American Beacon Large Cap Value Fund, 56,709 shares	$1,050,816
American EuroPacific Class R4 Fund, 29,952 shares	1,218,449
Davis New York Venture Class A Fund, 30,230 shares	1,038,085
Goldman Sachs Mid-Cap Value Fund, 23,062 shares	833,685
PIMCO Total Return II Administrative Fund, 100,962 shares	1,095,438
T. Rowe Price Institutional Large Cap Growth Fund, 124,868 shares	2,045,338
Munder Midcap Core Growth Class Y Fund, 27,782 shares	790,402
Federated Intermediate Government Corporation Fund, 72,217 shares	743,834
MetLife Managed GIC (contract value $1,086,999)	1,103,996

December 31,
2009

American Beacon Large Cap Value Fund, 51,654 shares	$848,151
American EuroPacific Class R4 Fund, 30,096 shares	1,135,240
Davis New York Venture Class A Fund, 26,906 shares	833,562
Goldman Sachs Mid-Cap Value Fund, 18,968 shares	553,298
PIMCO Total Return II Administrative Fund, 51,994 shares	563,207
T. Rowe Price Institutional Large Cap Growth Fund, 125,655 shares	1,774,260
Vanguard Short Term Investment Fund, 56,858 shares	603,924
MetLife Managed GIC (contract value $1,552,098)	1,507,088

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $1,192,091 and $2,151,641 during the Plan years ended December 31, 2010 and 2009, respectively, as follows:

	December 31,
	2010	2009

Registered Investment Companies	$1,067,543	$2,029,919
Employer Common Stock	77,948	69,762
Guaranteed Investment Contract	46,600	51,960
	$1,192,091	$2,151,641

Note 5.	Investment Contract with Insurance Company

In 2003, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (MetLife), which maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Therefore, the contract is included in the financial statements at contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  Contract value of the investment at December 31, 2010 and 2009 was $1,086,999 and $1,552,098, respectively.

Notes to Financial Statements
There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2010 and 2009 was $1,103,996 and $1,507,088, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with the issuer are probable of occurring.

The guaranteed investment contract does not permit MetLife to terminate the agreement prior to the scheduled maturity date.

Average yields:	2010	2009
Based on actual earnings	8.97%	15.01%
Based on interest rate credited to participants	3.73%	3.80%

Note 6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in employer contributions credited to their accounts.

Note 7.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2011 in response to a request for determination letter dated April 30, 2010, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt.  This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of Section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Notes to Financial Statements

Accounting standards generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for years before December 31, 2007.

Note 8.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (Fidelity).  Fidelity is a custodian, as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor.  Therefore, C&F Financial Corporation is a party-in-interest.  Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 9.	Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

Note 10.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes to Financial Statements

Note 11.	Reconciliation of Financial Statements to Form 5500

Financial information reported on the Plan’s 2010 and 2009 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2010
	Net Assets Available For Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$12,810,619	$1,887,666
Adjustment from contract value to fair value for current year	16,997	16,997
Adjustment from contract value to fair value for prior year	--	46,010
Benefits payable at December 31, 2009	--	46,269
As reported on Form 5500	$12,827,616	$1,995,942

	2009
	Net Assets Available For Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$10,922,953	$2,708,187
Adjustment from contract value to fair value for current year	(45,010)	(45,010)
Adjustment from contract value to fair value for prior year	--	228,565
Benefits payable at December 31, 2009	(46,269)	(46,269)
Benefits payable at December 31, 2008	--	6,076
As reported on Form 5500	$10,831,674	$2,851,549

Note 12.	Subsequent Events

Subsequent events that have occurred after the date of the Plan’s financial statements but before the financial statements are issued are evaluated.  There are two types of subsequent events:  (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

Based on the evaluation, there were no recognized or nonrecognized subsequent events identified that would have required adjustment to or disclosure in the Plan’s financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN:  54-0169510 Plan No. 002
December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value

Registered Investment Companies
American Beacon Large Cap Value Fund	Mutual Fund	$1,050,816
American EuroPacific Class R4 Fund	Mutual Fund	1,218,449
Buffalo Small Cap Growth Fund	Mutual Fund	529,332
Columbia Small Cap Class Z Value Fund II	Mutual Fund	353,269
Davis New York Venture Class A Fund	Mutual Fund	1,038,085
Federated Intermediate Government Corporation Fund	Mutual Fund	743,834
*Fidelity Domestic Money Market Class B Fund	Mutual Fund	27,634
*Fidelity Spartan 500 Index Fund	Mutual Fund	467,900
*Fidelity Spartan Total Market Index Fund	Mutual Fund	15,737
*Fidelity U.S. Bond Index Fund	Mutual Fund	32,640
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	833,685
Managers Bond Index Fund	Mutual Fund	205,563
Munder Mid Cap Core Growth Class Y Fund	Mutual Fund	790,402
Oppenheimer Developing Markets Class A Fund	Mutual Fund	352,446
PIMCO High Yield Class A Fund	Mutual Fund	3,009
PIMCO Total Return II Administrative Fund	Mutual Fund	1,095,438
T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	2,045,338
Vanguard Inflation Protected Securities Fund	Mutual Fund	131,873
Virtus Real Estate Securities Class A Fund	Mutual Fund	28,908
		10,964,358

MetLife Managed GIC	Insurance Contract	1,103,996

Common Stock
*C&F Financial Corporation	Employer Common Stock	553,132

Loans
Participant Notes	Interest Rates Range from
	3.50% to 8.50%;
	Maturity Dates through
	2017	131,549

Total Assets Held for Investment		$12,753,035

*Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND
FARMERS BANK
(Name of Plan)

Date	June 29, 2011	/s/ Thomas F. Cherry
Thomas F. Cherry, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator